

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2011

Via E-mail
Daniel W. Hollis
Chief Executive Officer
Dutch Gold Resources, Inc.
3500 Lenox Road Suite 1500
Atlanta, Georgia 30326

  Re: Dutch Gold Resources, Inc.
    Amendment No. 2 to Form 8-K
    Filed October 28, 2011
    File No. 333-72163

Dear Mr. Hollis:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. Please revise your disclosure in the fourth paragraph regarding the period during which there were no disagreements or reportable events. This period should include the two most recent fiscal years and any subsequent interim period through the date of dismissal. Refer to paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

2. Please file an updated letter from Gruber & Company, LLC as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief